UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

August 4, 2022

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Operations and Financial Condition.

On August 4, 2022, Atlassian Corporation Plc (the “Company”) issued a press release announcing its results for the quarter and fiscal year ended June 30, 2022. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein. The Company also published a letter to its shareholders announcing its financial results for the quarter and fiscal year ended June 30, 2022 (the “Shareholder Letter”). The full text of the Shareholder Letter is attached as Exhibit 99.2 to this report on Form 6-K and is incorporated by reference herein.

Appointment of Chief Financial Officer.

On August 4, 2022, the Company announced the appointment of Joe Binz as its Chief Financial Officer (“CFO”) and principal financial officer, effective September 6, 2022. Mr. Binz, age 55, is currently Corporate Vice President, Finance at Microsoft Corporation, and has served in this role since November 2014 and in various other leadership roles at the company since January 2002. From 1993 to 2001, Mr. Binz served in a variety of finance positions at Intel Corporation. Mr. Binz holds a Bachelor of Science in Finance from the University of Illinois Urbana-Champaign, and a Master of Business Administration from the University of Michigan’s Ross School of Business.

The information in this report on Form 6-K under the sections titled “Results of Operations and Financial Condition” and “Appointment of Chief Financial Officer” and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 4, 2022	Atlassian Corporation Plc

/s/ Stan Shepard
Stan Shepard General Counsel

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release dated August 4, 2022.
99.2	Shareholder Letter dated August 4, 2022.